Exhibit 99.1

LION GROUP HOLDING LTD.

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 13, 2023

Notice is hereby given that Lion Group Holding Ltd., a Cayman Islands company (the “Company”), will hold a general meeting of shareholders at 10:00 a.m., local time, on January 13, 2023 (the “General Meeting”) at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, to consider and, if thought fit, to pass, the following resolutions:

1.	Special business

Proposal 1: To approve by a special resolution the third amended and restated memorandum and articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share and certain general legal updates.

Proposal 2: To approve by a special resolution that Article 87 and Article 88 of the second amended and restated memorandum and articles of association of the Company being replaced with the following:

“87. The Board of Directors shall be divided into two classes: Class I and Class II. Class I shall consist of three (3) directors. Class II shall consist of four (4) directors. The term of office of Class I shall expire at the first annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020); and the term of office of Class II shall expire at the second annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020). Directors may be added to the Board of Directors between annual meetings of Members by reason of an increase in the authorized number of directors belonging to the relevant class as approved by an Ordinary Resolution.

88. Commencing at the first annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020), and at each second annual general meeting thereafter, Class I directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election. Commencing at the second annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020), and at each second annual general meeting thereafter, Class II directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election.”

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

You can find more information about each of these items in the attached proxy statement. Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on November 18, 2022, New York time, can vote at the General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the General Meeting. If you send in your form of proxy and then decide to attend the General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., and must arrive no later than the time for holding the General Meeting or any adjournment thereof. This notice of the General Meeting of Shareholders and the attached proxy statement are also available through our website at http://ir.liongrouphl.com.

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: December 23, 2022

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871

LION GROUP HOLDING LTD.

PROXY STATEMENT

General

The board of directors of Lion Group Holding Ltd., a Cayman Islands company (the “Company”), is soliciting proxies for the general meeting of shareholders to be held on January 13, 2023 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “General Meeting”). The General Meeting will be held at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693.

Record Date, Share Ownership and Quorum

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on November 18, 2022, New York time, are entitled to vote at the General Meeting. As of November 18, 2022, 45,566,711 of our Class A Ordinary Shares, par value US$0.0001 per share, and 9,843,096 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding. As of November 18, 2022, approximately 45,213,088 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, a majority of the paid up voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the General Meeting, and each Class B Ordinary Share shall be entitled to twenty-five (25) votes on all matters subject to the vote at the General Meeting.

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871

At the General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the General Meeting. The affirmative vote of a majority of not less than two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the General Meeting will be required to pass proposals 1 and 2 of the notice of the General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the General Meeting will be required to pass each of the other proposed resolutions submitted to a vote at the General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd. The form of proxy must arrive no later than the time for holding the General Meeting or any adjournment thereof.

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against each of the proposed resolutions submitted to a vote at the General Meeting. Broker non-votes will have the same effect as a vote against each of the proposed resolutions submitted to vote at the General Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs this proxy statement, the accompanying notice of General Meeting and a voting instruction card for record owners of ADSs. Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Deutsche Bank Trust Company Americas prior to 10:00 am, New York City time on November 18, 2022, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A Ordinary Shares represented by all of our ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the General Meeting.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Deutsche Bank Trust Company Americas will vote in favor of the items set forth in the voting instructions.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Lion Group Holding Ltd., if you hold our Ordinary Shares, or to Deutsche Bank Trust Company Americas if you hold ADSs representing our Class A Ordinary Shares.

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871

PROPOSALS

Background

We are asking holders of Ordinary Shares to pass the following resolution (“PROPOSALS”)

Proposal 1	RESOLVED as a special resolution the third amended and restated memorandum and articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share and certain general legal updates be approved.

Proposal 2

RESOLVED as a special resolution Article 87 and Article 88 of the second amended and restated memorandum and articles of association of the Company being replaced with the following:

“87. The Board of Directors shall be divided into two classes: Class I and Class II. Class I shall consist of three (3) directors. Class II shall consist of four (4) directors. The term of office of Class I shall expire at the first annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020); and the term of office of Class II shall expire at the second annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020). Directors may be added to the Board of Directors between annual meetings of Members by reason of an increase in the authorized number of directors belonging to the relevant class as approved by an Ordinary Resolution.

88.       Commencing at the first annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020), and at each second annual general meeting thereafter, Class I directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election. Commencing at the second annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company (i.e. June 10, 2020), and at each second annual general meeting thereafter, Class II directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election.” be approved.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the General Meeting will be required to approve the Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871

OTHER MATTERS

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Chunning Wang
Chunning Wang
Chief Executive Officer and Director

Date: December 23, 2022

3 Phillip Street, #15-04 Royal Group Building, Singapore 048693 Telephone: +65 8877 3871